Mail Stop 3010

July 16, 2009

Mr. Scott V. Schneider
Senior Vice President, Treasurer and Secretary
Saul Centers, Inc
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

      Re: **Saul Centers, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 16, 2009
               File No. 001-12254

Dear Mr. Schneider:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

               Sincerely,

               Daniel L. Gordon
               Branch Chief